CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2023 SECOND QUARTER RESULTS
CALGARY, ALBERTA – AUGUST 3, 2023 – FOR IMMEDIATE RELEASE
Commenting on the Company's second quarter 2023 results, Tim McKay, President, stated "Canadian Natural's Q2/23 results demonstrated the advantages of our diverse and balanced asset base by delivering adjusted funds flow of approximately $2.7 billion. As well, we delivered average daily production volumes of approximately 1,194 MBOE/d in the quarter, which was impacted by wildfires in Western Canada, the continued unplanned third-party pipeline outage and planned Company turnarounds during the quarter. Wildfires in Western Canada did not cause any significant property damage to our assets and we would like to acknowledge our field personnel and their families as well as the first responders and emergency response agencies for their efforts in the affected communities over the last few months.
As a result of strong execution on our thermal growth plan, Q3/23 average thermal production is now targeted to be approximately 280,000 bbl/d, which represents growth of approximately 30,000 bbl/d from Q4/22 levels. Thermal production targets to capture strong realizations, as Western Canadian Select ("WCS") pricing has improved significantly year-to-date which, as of today, is forecasted to continue for the remainder of 2023.
Additionally, following the completion of planned turnarounds at our world class Oil Sands Mining and Upgrading assets, synthetic crude oil ("SCO") production was strong, with July 2023 volumes averaging approximately 513,000 bbl/d, capturing SCO pricing which continues to be priced at a premium to WTI.
Environmental, Social and Governance ("ESG") remains a priority for us as evidenced in our 2022 Stewardship Report to Stakeholders which was released today. This report highlights several of our ESG achievements, including top tier safety performance and the shared value achieved by working together across our operations with 167 Indigenous businesses through which approximately $684 million in contracts were awarded in 2022. Additionally, Canadian Natural is an investment leader in research and development ("R&D"). In 2022, we increased our investment in R&D by 30% over 2021 levels with over $587 million invested in technology development and deployment focusing on reductions in our environmental footprint, including reductions in greenhouse gas ("GHG") emissions and productivity improvements. The Company’s strong track record of R&D investment will continue in 2023 and beyond and will be targeted to grow with our participation in the Pathways Alliance. Working together with the federal government of Canada and the Alberta government, the Pathways Alliance is a transformative industry collaboration with an actionable plan that includes the foundational Carbon Capture and Storage ("CCS") project, a significant opportunity to achieve meaningful GHG emissions reductions in support of industry, Alberta and Canada's climate goals. Canadian Natural continues to work together with governments on the importance of balancing environmental and economic objectives along with being able to support Canada’s allies by providing affordable, reliable, responsibly produced energy."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "Canadian Natural delivered solid results in a heavy planned turnaround quarter, as profitability and value from our diverse asset base generated adjusted net earnings of approximately $1.3 billion and adjusted funds flow of approximately $2.7 billion. Our effective and flexible capital allocation to our four pillars: returns to shareholders, balance sheet strength, resource value growth, and opportunistic acquisitions continues to deliver robust financial results.
Year-to-date up to and including August 2, 2023, we have returned approximately $4.3 billion to shareholders through dividends and share repurchases. Our commitment to increasing shareholder returns is evident in our sustainable and growing quarterly dividend which was increased for the 23rd consecutive year in March 2023. As planned maintenance activities were completed in Q2/23, we are targeting strong production volumes and free cash flow for the second half of 2023 as we move towards our $10 billion net debt level and our commitment to return 100% of free cash flow to shareholders. When you combine our leading financial results with our top tier reserves and asset base, this provides us with unique competitive advantages in terms of capital efficiency, flexibility and sustainability, all of which drive material free cash flow generation and strong returns on capital.
This quarter marked the sixth anniversary of the acquisition of 70% of the Athabasca Oil Sands Project ("AOSP"). As part of the acquisition we issued approximately 97.6 million shares, resulting in shares outstanding at May 31, 2017 of approximately 1,215.0 million shares. Shareholder returns through share repurchases since the acquisition closed have been significant, resulting in a reduction of approximately 122.7 million shares over that period to approximately 1,092.3 million shares outstanding as of June 30, 2023, fewer shares outstanding than before acquiring AOSP. Additionally, since the closing, total corporate production has grown by roughly 50% or 442 MBOE/d from approximately 877 MBOE/d in Q1/17 to approximately 1,319 MBOE/d in Q1/23. This demonstrates our focus on safe, reliable production and our culture of continuous improvement."

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2023

QUARTERLY HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Net earnings		$1,463	$1,799	$3,502	$3,262	$6,603
Per common share	– basic	$1.34	$1.63	$3.04	$2.97	$5.70
	– diluted	$1.32	$1.62	$3.00	$2.94	$5.63
Adjusted net earnings from operations (1)		$1,256	$1,881	$3,800	$3,137	$7,176
Per common share	– basic (2)	$1.15	$1.71	$3.30	$2.86	$6.20
	– diluted (2)	$1.14	$1.69	$3.26	$2.83	$6.12
Cash flows from operating activities		$2,745	$1,295	$5,896	$4,040	$8,749
Adjusted funds flow (1)		$2,742	$3,429	$5,432	$6,171	$10,407
Per common share	– basic (2)	$2.50	$3.12	$4.72	$5.62	$8.99
	– diluted (2)	$2.48	$3.08	$4.66	$5.57	$8.87
Cash flows used in investing activities		$1,560	$1,153	$1,345	$2,713	$2,596
Net capital expenditures, excluding net acquisition costs and strategic growth capital (3)		$1,385	$1,117	$1,266	$2,502	$2,110
Net capital expenditures (1)		$1,669	$1,394	$1,450	$3,063	$2,905
Daily production, before royalties
Natural gas (MMcf/d)		2,085	2,139	2,105	2,112	2,056
Crude oil and NGLs (bbl/d)		846,909	962,908	860,338	904,588	902,837
Equivalent production (BOE/d) (4)		1,194,326	1,319,391	1,211,147	1,256,513	1,245,473
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and six months ended June 30, 2023 dated August 2, 2023.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and six months ended June 30, 2023 dated August 2, 2023.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪The strength of Canadian Natural's long life low decline asset base, supported by safe, effective and efficient operations, makes our business unique, robust and sustainable. In Q2/23, the Company generated strong financial results, including:
•Net earnings of approximately $1.5 billion and adjusted net earnings from operations of approximately $1.3 billion.
•Cash flows from operating activities of approximately $2.7 billion.
•Adjusted funds flow of approximately $2.7 billion.
•Free cash flow(1) of approximately $0.4 billion(2) after total dividend payments of approximately $1.0 billion and base capital expenditures(3) of approximately $1.4 billion.
▪This quarter marked the sixth anniversary of the acquisition of 70% of the Athabasca Oil Sands Project ("AOSP"). As part of the acquisition the Company issued approximately 97.6 million shares, resulting in shares outstanding at May 31, 2017 of approximately 1,215.0 million shares. Shareholder returns through share repurchases since the acquisition closed have been significant, resulting in a reduction of approximately 122.7 million shares over that period to approximately 1,092.3 million shares outstanding as of June 30, 2023, fewer shares outstanding than before acquiring AOSP.
•Additionally, since the closing, total corporate production has grown by approximately 50% or 442,484 BOE/d from 876,907 BOE/d in Q1/17 to 1,319,391 BOE/d in Q1/23.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2023

▪Returns to shareholders in Q2/23 were strong, totaling approximately $1.5 billion, comprised of approximately $1.0 billion of dividends and approximately $0.5 billion of share repurchases.
•In Q2/23, the Company repurchased approximately 6.4 million common shares for cancellation at a weighted average price of $76.57 per share for a total of approximately $0.5 billion.
•Canadian Natural increased its sustainable and growing quarterly dividend in March 2023 to $0.90 per common share, marking 2023 as the 23rd consecutive year of dividend increases and demonstrating the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base.
▪Year-to-date, up to and including August 2, 2023, the Company has returned approximately $4.3 billion to shareholders through approximately $2.9 billion in dividends and $1.4 billion through the repurchase and cancellation of approximately 17.6 million common shares.
▪Subsequent to quarter end, the Company declared a quarterly dividend of $0.90 per share, payable on October 5, 2023 to shareholders of record on September 15, 2023.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with net debt(1) of approximately $12.0 billion and significant liquidity(1) of approximately $5.6 billion at the end of Q2/23.
•In June 2023, the Company extended its $2.425 billion revolving credit facility by three years, now maturing June 2027 and subsequent to quarter end the Company filed Canadian and US base shelf prospectuses, providing the Company with additional liquidity options.
▪The Company's free cash flow allocation policy provides that when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow will be allocated to the balance sheet, less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital. When net debt reaches $10 billion, returns to shareholders increases to 100% of free cash flow with the free cash flow definition modified to adjusted funds flow less dividends and less total capital expenditures for the year. This is a reflection of the Board of Director's confidence in the sustainability and resilience of the Company to support accelerating incremental shareholder returns to 100% of free cash flow.
▪In Q2/23, the Company continued to focus on safe, effective and efficient operations, with quarterly average production volumes of 1,194,326 BOE/d, comparable to Q2/22 levels.
•Natural gas production averaged 2,085 MMcf/d in Q2/23, compared to Q2/22 levels of 2,105 MMcf/d.
•Liquids production averaged 846,909 bbl/d in Q2/23, compared to Q2/22 levels of 860,338 bbl/d.
•Quarterly production in Q2/23 was negatively impacted by wildfires and the previously mentioned third-party pipeline outage which began in Q1/23 and has now been resolved, resulting in a Q2/23 average production impact of approximately 24,400 BOE/d (99 MMcf/d and 7,900 bbl/d).
◦At present, wildfires in Western Canada continue to have a minor impact on production volumes as the Company continues to actively monitor the situation.
•Following the completion of planned turnarounds at Horizon and the non-operated Scotford Upgrader, the Company achieved strong monthly average production in July 2023 of approximately 513,000 bbl/d of SCO.
▪The Company's strategic growth plan targets to increase production from our long life no decline oil sands mining and our low decline thermal in situ assets with the following projects:
•At Horizon, the reliability enhancement project is targeting to add approximately 14,000 bbl/d of additional SCO production capacity in 2025 as a result of shifting the maintenance schedule from once per year to once every two years, reducing downtime for maintenance activities and increasing overall reliability at Horizon.
◦During the planned turnaround at Horizon and as part of the reliability enhancement project, the Company completed tie-ins of two furnaces. In August 2023, both furnaces are targeted to be operational, increasing SCO production capacity by approximately 5,000 bbl/d, which is included in the Company's 2023 production guidance.
◦Based on the forward strip as of July 24, 2023, these high margin SCO barrels will capture strong pricing with an average premium to WTI pricing of approximately US$3.00/bbl in Q3/23 and Q4/23, generating significant free cash flow for the Company.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2023

•Thermal in situ production is targeted to increase to an average of approximately 280,000 bbl/d in Q3/23, as a result of strong execution enabling the Company to optimize the production schedule on the new Primrose CSS pads, combined with the Kirby SAGD pads coming on stream earlier and ramping up ahead of plan. This represents production growth of approximately 30,000 bbl/d from Q4/22 levels, utilizing existing facility capacity.
◦Based on the forward strip as of July 24, 2023, the tighter average WCS differential of approximately US$15.00/bbl in Q3/23 and Q4/23 is an improvement compared to Q1/23 when WCS differentials averaged approximately US$25.00/bbl. Thermal in situ and heavy crude oil production is well positioned to capture strong pricing, generating significant free cash flow.
▪The 2023 capital budget in Oil Sands Mining and Upgrading and North America E&P has been increased by a combined $200 million compared to the original budget. In particular, Oil Sands Mining and Upgrading 2023 capital has increased by approximately $130 million largely reflecting increased scope and third-party service costs relating to sustaining activities to ensure safe and effective operations. The remaining approximately $70 million relates to North America E&P and thermal operations, as a result of increased non-operated and workover activity on our properties as well as inflationary pressures. The result is an increase to the Company's 2023 targeted total capital program of roughly 4% to approximately $5.4 billion.
•Despite the wildfires in Western Canada, the third-party pipeline outage in the first half of the year, and the previously announced unplanned outages at Horizon in January 2023, Canadian Natural’s 2023 production is still targeted to be within the Company's corporate guidance range of 1,330,000 BOE/d to 1,374,000 BOE/d, but closer to the lower end.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and six months ended June 30, 2023, dated August 2, 2023.
(2)Based on sum of rounded numbers.
(3)Item is component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and six months ended June 30, 2023 for more details on net capital expenditures.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2023

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 73% of budgeted total liquids production in 2023, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of the Company's long life low decline production comes from our top tier thermal in situ oil sands operations and our Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Six Months Ended June 30
	2023		2022
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	141	135	142	139
Natural gas	50	42	65	43
Dry	2	2	1	1
Subtotal	193	179	208	183
Stratigraphic test / service wells	470	409	463	395
Total	663	588	671	578
Success rate (excluding stratigraphic test / service wells)		99%		99%
(1)Includes bitumen wells.
▪The Company drilled a total of 179 net crude oil and natural gas producer wells in the first half of 2023, comparable to levels in the first half of 2022.
North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs production (bbl/d)	226,202	234,465	227,540	230,310	225,052
Net wells targeting crude oil	29	60	39	89	83
Net successful wells drilled	29	58	38	87	82
Success rate	100%	97%	97%	98%	99%
▪North America E&P liquids production, excluding thermal in situ, averaged 226,202 bbl/d in Q2/23, comparable to Q2/22 levels, primarily reflecting increased activity and strong drilling results on the Company's primary heavy crude oil assets, offset by natural field declines.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2023

•Primary heavy crude oil production averaged 76,498 bbl/d in Q2/23, a 15% increase from Q2/22 levels, reflecting increased activity and strong drilling results in the Bonnyville/Lloydminster and Clearwater fairways. The Company drilled 24 net primary heavy crude oil wells in Q2/23, of which 18 were multilateral wells and 6 were slant wells.
◦Operating costs(1) in the Company's primary heavy crude oil operations averaged $20.07/bbl (US$14.95/bbl) in Q2/23, a decrease of 12% compared to Q2/22 levels, primarily due to lower natural gas fuel costs.
•Pelican Lake production averaged 47,151 bbl/d in Q2/23, a decrease of 8% from Q2/22 levels, reflecting natural field declines and lower polymer injection rates which were reinstated in February 2023. The field is targeted to return to its historical decline rate of approximately 5% in the second half of 2023.
◦Operating costs at Pelican Lake averaged $8.55/bbl (US$6.37/bbl) in Q2/23, a 7% increase from Q2/22 levels of $7.99/bbl, reflecting higher service and power costs as well as lower production volumes.
•North America light crude oil and NGLs production averaged 102,553 bbl/d in Q2/23, a 7% decrease from Q2/22 levels, primarily reflecting the impact from wildfires and a third-party pipeline outage.
◦Operating costs on the Company's North America light crude oil and NGLs production averaged $18.03/bbl (US$13.43/bbl) in Q2/23, a 19% increase from Q2/22 levels, reflecting the impact of lower production volumes due to wildfires and a third-party pipeline outage as well as higher service and power costs.

Thermal In Situ Oil Sands
	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Bitumen production (bbl/d)	238,941	242,884	249,938	240,902	255,808
Net wells targeting bitumen	23	25	45	48	57
Net successful wells drilled	23	25	45	48	57
Success rate	100%	100%	100%	100%	100%
▪The Company's thermal in situ production averaged 238,941 bbl/d in Q2/23, a decrease of 4% from Q2/22 levels primarily reflecting the impact of planned turnaround activities completed at Primrose during the quarter and natural field declines, partially offset by new production from pad additions at Kirby.
•Thermal in situ operating costs averaged $14.59/bbl (US$10.87/bbl) in Q2/23, a decrease of 23% over Q2/22 levels, largely reflecting lower natural gas fuel costs.
▪Canadian Natural continues to deliver safe, reliable production from its long life low decline thermal in situ assets which have decades of strong capital efficient growth opportunities. Thermal in situ production is targeted to increase to an average of approximately 280,000 bbl/d in Q3/23, as a result of strong execution enabling the Company to optimize the production schedule on the new Primrose CSS pads, combined with the Kirby SAGD pads coming on stream earlier and ramping up ahead of plan. This represents production growth of approximately 30,000 bbl/d from Q4/22 levels, utilizing existing facility capacity. Highlights include:
•At Primrose, the Company is targeting to grow production by approximately 25,000 bbl/d to approximately 100,000 bbl/d in Q3/23 from Q4/22 levels, primarily from two CSS pads drilled in 2022.
•At Kirby, the Company is targeting to grow production by approximately 15,000 bbl/d from Q4/22 levels to approximately 65,000 bbl/d in Q4/23, through the development of four SAGD pads, the first of which came on production in late Q2/23. The three remaining pads are targeted to ramp up to full production capacity over the first nine months of 2024, at a pace of one pad per quarter.
•At Jackfish, two SAGD pads were drilled in the first half of 2023, with production from these pads targeted to ramp up to their full production capacities in Q3/24 and Q4/24 respectively, supporting continued high utilization rates.
(1)Calculated as production expense divided by respective sales volumes. Natural gas and NGLs production volumes approximate sales volumes.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2023

▪Based on the forward strip as of July 24, 2023, tighter average WCS differentials of approximately US$15.00/bbl in Q3/23 and Q4/23 are an improvement compared to Q1/23 when WCS differentials averaged approximately US$25.00/bbl. Thermal in situ production is well-positioned to capture strong pricing, generating significant free cash flow.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain of its thermal in situ assets with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•After a successful solvent pilot at Kirby South, the Company has completed engineering and design of a commercial scale solvent SAGD pad development at Kirby North. The Company targets to begin facility module installations in Q3/23, followed by solvent injection in mid-2024.
•At Primrose, the Company is currently piloting solvent enhanced oil recovery in the steam flood area and is targeting SOR and GHG intensity reductions of 40% to 45%, with solvent recovery greater than 70%. Results to-date have been positive and the Company targets to complete the pilot in Q4/23.

North America Natural Gas
	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Natural gas production (MMcf/d)	2,072	2,127	2,089	2,100	2,039
Net wells targeting natural gas	21	21	20	42	43
Net successful wells drilled	21	21	20	42	43
Success rate	100%	100%	100%	100%	100%
▪Canadian Natural averaged 2,072 MMcf/d of natural gas production in North America in Q2/23, comparable to Q2/22 levels, reflecting strong drilling results from its liquids-rich Montney and Deep Basin wells, partially offset by the impact of wildfires, a third-party pipeline outage and natural field declines.
•North America natural gas operating costs averaged $1.35/Mcf in Q2/23, an increase of 17% over Q2/22 levels, primarily due to higher service and power costs, as well as lower production volumes resulting from wildfires and a third-party pipeline outage.
International Exploration and Production

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil production (bbl/d)	26,520	27,331	25,907	26,923	28,789
Natural gas production (MMcf/d)	13	12	16	12	17
▪International E&P crude oil production volumes averaged 26,520 bbl/d in Q2/23, comparable to Q2/22 levels.
North America Oil Sands Mining and Upgrading

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Synthetic crude oil production (bbl/d) (1)(2)	355,246	458,228	356,953	406,453	393,188
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪Canadian Natural continues to focus on safe, reliable, effective and efficient operations of its world class Oil Sands Mining and Upgrading assets to deliver high value SCO, with production averaging 355,246 bbl/d in Q2/23, comparable to Q2/22 levels. Major planned turnarounds were completed at both Horizon and the non-operated Scotford Upgrader, with a total combined impact to Q2/23 production of approximately 120,000 bbl/d.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2023

•Following the completion of planned turnarounds at Horizon and the non-operated Scotford Upgrader, the Company achieved strong monthly average production in July 2023 of approximately 513,000 bbl/d of SCO.
•Oil Sands Mining and Upgrading operating costs remained strong, averaging $31.28/bbl (US$23.29/bbl) in Q2/23, a decrease of 7% compared to Q2/22 levels. Operating costs in Q2/23 and Q2/22 both reflect lower production volumes due to planned turnaround activities.
▪The Company realized strong SCO pricing averaging US$76.67/bbl in Q2/23, capturing a US$2.92/bbl premium to WTI, generating significant free cash flow for the Company.
▪Approximately 47% of the Company's total 2023 budgeted liquids production consists of high value SCO. Based on the forward strip as of July 24, 2023, these high margin SCO barrels will capture strong pricing with an average premium to WTI pricing of approximately US$3.00/bbl in Q3/23 and Q4/23, generating significant free cash flow for the Company.
▪At Horizon, the reliability enhancement project is targeting to add approximately 14,000 bbl/d of additional SCO production capacity in 2025 as a result of shifting the maintenance schedule from once per year to once every two years, reducing downtime for maintenance activities and increasing overall reliability at Horizon.
•During the planned turnaround at Horizon and as part of the reliability enhancement project, the Company completed tie-ins of two furnaces. In August 2023, both furnaces are targeted to be operational, increasing SCO production capacity by approximately 5,000 bbl/d, which is included in the Company's 2023 production guidance.
MARKETING

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$73.75	$76.11	$108.42	$74.92	$101.44
WCS heavy differential as a percentage of WTI (%) (2)	20%	33%	12%	27%	14%
SCO benchmark price (US$/bbl)	$76.67	$78.18	$114.35	$77.42	$103.76
Condensate benchmark price (US$/bbl)	$72.28	$79.83	$108.35	$76.03	$102.29
Exploration & Production liquids realized pricing (C$/bbl) (3)(4)	$72.06	$58.85	$115.26	$65.58	$104.27
SCO realized pricing (C$/bbl) (4)(5)	$95.08	$96.07	$137.60	$95.64	$123.42
Natural gas pricing
AECO benchmark price (C$/GJ)	$2.22	$4.12	$5.95	$3.17	$5.15
Natural gas realized pricing (C$/Mcf) (5)	$2.53	$4.27	$7.93	$3.41	$6.63
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and six months ended June 30, 2023 dated August 2, 2023.
(5)Pricing is net of blending costs and excluding risk management activities.
▪Canadian Natural has a balanced and diverse product mix of natural gas, NGLs, heavy crude oil, light crude oil, thermal in situ bitumen and SCO.
▪WTI prices were strong in Q2/23, averaging US$73.75/bbl in Q2/23, however remain volatile as a result of geopolitical factors and demand concerns driven by an increased risk of a global recession due to persistent inflation and rising interest rates.
▪SCO benchmark pricing continued to represent a price premium of US$2.92/bbl to WTI pricing as a result of strong North American demand for refined products, with the SCO benchmark price averaging US$76.67/bbl in Q2/23.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2023

•Approximately 47% of the Company's total 2023 budgeted liquids production consists of high value SCO. Based on the forward strip as of July 24, 2023, these high margin SCO barrels will capture strong pricing with an average premium to WTI pricing of approximately US$3.00/bbl in Q3/23 and Q4/23, generating significant free cash flow for the Company.
▪The narrowing of the WCS differential as a percentage of WTI to 20% in Q2/23 compared to 33% in Q1/23 reflects the completion of the US Strategic Petroleum Reserve ("SPR") releases and the return of certain refineries in the US Midwest, strengthening price realizations for the Company's heavy crude oil and bitumen production.
•Based on the forward strip as of July 24, 2023, the tighter average WCS differential of approximately US$15.00/bbl in Q3/23 and Q4/23 is an improvement compared to Q1/23 when WCS differentials averaged approximately US$25.00/bbl. Thermal in situ and heavy crude oil production are well-positioned to capture strong pricing, generating significant free cash flow.
▪The North West Redwater ("NWR") refinery primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 79,112 BOE/d in Q2/23.
▪Canadian Natural has diversified sales points which limits exposure to any one particular market and maximizes value for our shareholders. Based on production volumes during the first half of 2023, the Company purchased natural gas at AECO to use in our operations, offsetting the equivalent of approximately 37% of our natural gas production, with approximately 26% of our natural gas production sold at AECO/Station 2 pricing, and approximately 37% exported and sold to other North American and international markets.
•The monthly AECO natural gas benchmark price averaged $2.22/GJ in Q2/23, a 63% decrease from Q2/22. Weaker natural gas prices primarily reflect increased North American production and higher storage levels.
▪Canadian Natural has been a supporter of incremental pipeline projects to ensure Canadian crude oil and natural gas can access global markets to deliver the most responsible and leading ESG production that the world needs.
•On May 30, 2023, Trans Mountain Corporation ("Trans Mountain") provided an update on its 590,000 bbl/d Trans Mountain Expansion project ("TMX"), on which Canadian Natural has committed 94,000 bbl/d. Trans Mountain continues to anticipate mechanical completion of the pipeline to occur at the end of 2023 with commercial service expected to occur in Q1/24. Trans Mountain estimates the total cost of this project to be approximately $30.9 billion.
◦Trans Mountain has filed an application with the Canada Energy Regulator ("CER") to set the interim tolls for transportation on the TMX expansion.
FINANCIAL REVIEW
▪The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. The Company's adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and flexible capital expenditure program all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Safe, effective and efficient operations combined with our high quality, long life low decline asset base generated quarterly free cash flow of approximately $0.4 billion after dividend payments of approximately $1.0 billion and base capital expenditures of approximately $1.4 billion (excluding net acquisitions and strategic growth capital of approximately $0.3 billion in the quarter, as per the Company's free cash flow allocation policy).
▪The Company's free cash flow allocation policy provides that when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow will be allocated to the balance sheet, less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital. When net debt reaches $10 billion, returns to shareholders increases to 100% of free cash flow with the free cash flow definition adjusted to define free cash flow as adjusted funds flow less dividends and less total capital expenditures in the year. This is a reflection of the Board of Director's confidence in the sustainability and resilience of the Company to support accelerating incremental shareholder returns to 100% of free cash flow.
▪Returns to shareholders in Q2/23 were strong, totaling approximately $1.5 billion, comprised of approximately $1.0 billion of dividends and approximately $0.5 billion of share repurchases.
▪In Q2/23, the Company repurchased approximately 6.4 million common shares for cancellation at a weighted average price of $76.57 per share for a total of approximately $0.5 billion.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2023

•Canadian Natural increased its sustainable and growing quarterly dividend in March 2023 to $0.90 per common share, marking 2023 as the 23rd consecutive year of dividend increases and demonstrating the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with net debt of approximately $12.0 billion and significant liquidity of approximately $5.6 billion at the end of Q2/23.
•Undrawn revolving bank credit facilities totaling approximately $5.0 billion were available at June 30, 2023. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $5.6 billion. At June 30, 2023, the Company had $437 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•In June 2023, the Company extended its $2,425 million revolving credit facility by three years, originally maturing June 2024, to June 2027.
▪Year-to-date, up to and including August 2, 2023, the Company has returned approximately $4.3 billion to shareholders through approximately $2.9 billion in dividends and $1.4 billion through the repurchase and cancellation of approximately 17.6 million common shares.
▪Subsequent to quarter end, Canadian Natural declared a quarterly dividend of $0.90 per share, payable on October 5, 2023 to shareholders of record on September 15, 2023.
▪Subsequent to quarter end, in July 2023, the Company filed base shelf prospectuses that allow for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States, which expire August 2025, replacing the Company's previous base shelf prospectuses which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver affordable, reliable, safe and responsibly produced energy that the world needs, through leading ESG performance. Canadian Natural's diverse portfolio is supported by a large amount of long life low decline assets which have low risk, high value reserves that require low maintenance capital. This allows us to remain flexible with our capital allocation and creates an ideal opportunity to pilot and apply technologies for GHG emissions reductions. Canadian Natural continues to invest in a range of technologies to reduce emissions, such as solvents for enhanced recovery and Carbon Capture, Utilization and Storage ("CCUS") projects. Our culture of continuous improvement provides a significant advantage to delivering on our strategy of investing in GHG technologies across our assets, including opportunities for methane emissions reduction, which will enhance the Company’s environmental performance and long-term sustainability.
Sustainability Reporting
Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on the Company's ongoing commitment to environmental performance, social responsibility and continuous improvement. Today, Canadian Natural released its 2022 Stewardship Report to Stakeholders in conjunction with Q2/23 results, which is now available on the Company's website at www.cnrl.com. This report displays how Canadian Natural continues to focus on safe, reliable, effective and efficient operations while minimizing its environmental footprint. It provides a performance overview across the full range of the Company’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa.
The Company aligns its reporting with recommendations from the Task Force on Climate-Related Financial Disclosures, the reporting framework from the Sustainability Accounting Standards Board and the Global Reporting Initiative. Canadian Natural’s 2022 report includes independent third party reasonable assurance on our scope 1 and 2 emissions (including methane emissions) and limited assurance on our scope 3 emissions.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2023

Highlights from the Company's 2022 report include:
▪43% reduction in total recordable injury frequency (“TRIF”) and an 80% reduction in corporate lost time incident frequency (“LTI”) from 2018 to 2022.
▪Invested approximately $587 million in research, technology development and deployment, with $151 million in GHG reduction technology and implementation projects.
▪Announced a new environmental target: 40% reduction in corporate scope 1 and 2 absolute GHG emissions by 2035 from a 2020 baseline.
▪Continued reductions to corporate direct GHG emissions intensity with an 8% reduction from 2018 to 2022.
▪50% reduction in 2022 in absolute methane emissions in its North America E&P operations from its 2016 baseline.
▪66% reduction in 2022 of in situ fresh water use intensity from its 2017 baseline.
▪36% reduction in 2022 of oil sands mining fresh river water use intensity from its 2017 baseline.
▪Abandoned 3,121 inactive wells in our North America E&P operations in 2022. The Company has abandoned more than 3,000 wells per year in each of 2022 and 2021. At this pace, the Company would be able to achieve 100% abandonment of its current inventory of inactive wells in approximately 10 years.
▪Awarded approximately $684 million in contracts with Indigenous businesses, a 20% increase from 2021.
Environmental Targets
Canadian Natural is committed to reducing its environmental footprint and as previously announced, has committed to the following environmental targets:
▪40% reduction in corporate Scope 1 and Scope 2 absolute GHG emissions by 2035, from a 2020 baseline.
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline.
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.
Pathways Alliance
The six major oil sands companies in the Pathways Alliance ("Pathways"), including Canadian Natural, operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally. Working collectively with the federal and provincial governments, Pathways has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to deliver significant emissions reductions.
Pathways recognizes that there are multiple technologies towards achieving net zero emissions in the oil sands, including the deployment of existing and emerging GHG reduction technologies such as direct air capture, clean hydrogen, process improvements, energy efficiency, fuel switching and electrification. Pathways has a defined plan, including its foundational CCS project involving a CO2 trunkline connecting Fort McMurray and Cold Lake to a carbon sequestration hub. In January 2023, Pathways entered into a Carbon Sequestration Evaluation Agreement with the Government of Alberta. During the first half of 2023, technical teams advanced detailed evaluations for the proposed storage hub to enhance understanding of the geology in the hub region. The proposed carbon storage hub would be one of the world's largest carbon capture and storage projects and would be connected to a transportation line that would initially gather captured CO2 from an anticipated 14 oil sands facilities in the Fort McMurray, Christina Lake and Cold Lake regions. The plan is to grow the transportation network to include over 20 oil sands facilities, and to accommodate other industries in the region interested in CCS.
Members of Pathways continue to advance community engagement and environmental field programs to minimize the project’s environmental disturbance. Project engineering and environmental field programs are on track for this anchor project to meet timelines set out, subject to government support on these efforts. Stakeholder engagement continues to progress with Indigenous and local communities in northern Alberta related to the Pathways CCS project.
Government Support for Emissions Reductions and Carbon Capture, Utilization and Storage
Canadian Natural is a leader in CCS and GHG reduction projects and sees many opportunities to work collaboratively with industry peers and governments to advance investments in CCS and to achieve meaningful GHG emissions reductions in support of Canada's climate goals. The Government of Canada has proposed an investment tax credit for CCS projects in Canada. The Government of Alberta's 2023 Budget announcement on February 28, 2023 included support for CCS projects and coordination with federal CCS initiatives.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2023

In addition, the Government of Alberta released its Emissions Reduction and Energy Development Plan ("ERED") on April 19, 2023, which outlines the importance of ensuring a globally competitive oil and natural gas industry while reducing emissions and an aspiration to achieve net zero by 2050. By working together, industry and governments have the opportunity to help achieve climate goals, meet economic objectives and support Canada’s role in energy security.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2023

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the impact of the Pathways Alliance ("Pathways") initiative and activities, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") the impact of the Russian invasion of Ukraine, continuing effects of the novel coronavirus ("COVID-19") pandemic, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack and other cyber-related crime; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2023

not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") and the Company's MD&A for the three and six months ended June 30, 2023 and audited consolidated financial statements for the year ended December 31, 2022. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and six months ended June 30, 2023 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this press release on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this press release, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2023

Special Note Regarding Non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and six months ended June 30, 2023, dated August 2, 2023.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Adjusted funds flow (1)	$2,742	$3,429	$5,432	$6,171	$10,407
Less: Base capital expenditures (2)	$1,385	$1,117	$1,266	$2,502	$2,110
Dividends on common shares	$989	$938	$871	$1,927	$1,560
Free cash flow	$368	$1,374	$3,295	$1,742	$6,737
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and six months ended June 30, 2023, dated August 2, 2023.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three and six months ended June 30, 2023, dated August 2, 2023 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Break-even WTI Price
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2023

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2023 Second Quarter Earnings Results on Thursday, August 3, 2023 before market open.
A conference call will be held at 9:00 a.m. MDT / 11:00 a.m. EDT on Thursday, August 3, 2023.
Dial-in to the live event:
North America 1-888-886-7786 / International 001-416-764-8658
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback:
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 518528#)
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2023